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Carla Dearing · 2nd
Partner at Velo Group

Louisville Metropolitan Area ·

Contact info

500+ connections

 **4 mutual connections:** Arno Hesse, Jonny Price, and 2 others

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Portfolia

The University of Chicago - Booth School of Business

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Millennials: Experiencing Bitcoin FOMO? Don't buy cryptocurrencies to try to get...
Carla Dearing on LinkedIn

Last week, an article in Business Insider described a trend that I, too, have...

 5 · 1 comment



When The Developers Are The Community: Part 2
Carla Dearing on LinkedIn

Giving communities the agency ar resources in defining and develop

10 · 2 comments

Activity

1,038 followers



Hilarious take highlighting our investors and founder, Karter Louis' innovative new restaurant. Enjoy!

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Looking forward to listening!

Carla commented



The dynamics of VC investing shift right now is high drama. #businessandmanagement #financeandeconomy #investing

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Or we could do equity like this... Builders capital instead of venture capital from World Within Ventures....

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Experience



Investor

Portfolia

Jun 2020 – Present · 1 yr 3 mos



Partner/Investor

Soul Slice · Part-time

Dec 2020 – Present · 9 mos

Oakland, California, United States



Partner

Velo Group LLC · Full-time

Oct 2020 – Present · 11 mos

Still too often, good projects empowering minority founders and communities get stalled for lack of the right capital. Velo brings the investor-centered expertise that unlocks ...see more



Head of Product
FlexWage Solutions
Apr 2019 – Sep 2020 · 1 yr 6 mos
Louisville, Kentucky Area

FlexWage Solutions is a leading provider of employer-sponsored early wage access and other pay solutions for employees. Key clients include Denny's, McDonalds, Alliance Data, RWJBarnabus Health Care, Future Care. Partners



Co-founder and CEO
Sum180 · Full-time
May 2014 – Apr 2019 · 5 yrs

Acquired by FlexWage Solutions in April, 2019, this mobile employee financial wellness app served clients such as KFC Foundation for KFC's 90,000 employees, Yum Brands (pilot) and McGraw Hill.

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Education



The University of Chicago - Booth School of Business
Master of Business Administration - MBA, Business Administration and Management, General
1986 – 1988





University of Michigan

Bachelor of Arts, Political Science and Economics

1980 – 1984

Activities and Societies: Phi Beta Kappa, Varsity Volleyball



